Exhibit 4

        We consent to the use of our report dated March 17, 2006 on the consolidated financial statements of HudBay Minerals Inc. as at and for the year ended December 31, 2005 (which audit report expresses an unqualified opinion on the financial statements and includes a separate paragraph referring to our consideration of internal control over financial reporting) included in this Annual Report on Form 40-F.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants
Winnipeg, Manitoba, Canada
March 21, 2006